UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For September 13, 2016

Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

Enterprise PDH litigation

Further to the update in our half-year results, Enterprise Products has filed a lawsuit in the Harris County Court, Texas alleging Amec Foster Wheeler is responsible for cost overruns and delays on Enterprise's propane dehydrogenation ("PDH") unit in Mont Belvieu.

Amec Foster Wheeler signed a contract with Enterprise in July 2013, covering engineering, procurement and construction activities. The principal terms are for payment of hourly rates and costs on a reimbursable basis with an estimate for the date of completion. For the avoidance of doubt, this was not a fixed-price contract.

As disclosed in the 2015 report and accounts, we have taken a provision of £33m on this project against disallowed costs and warranties as part of the adjustment to fair values of Foster Wheeler AG's assets and liabilities post acquisition.

The contract we signed with Enterprise allocated risk on timing and cost to them and this legal process appears to be an attempt to avoid the terms they signed up to in 2013. We consider these proceedings to be misconceived and we intend to vigorously defend these claims.

Enquiries to:
Media: Achilleas Georgiou (UK) Lauren Gallagher (US) Investors: Rupert Green	+ 44 (0)20 7429 7500 +1 602 757 3211 +44 (0)20 7429 7500

Notes to editors:

Amec Foster Wheeler (www.amecfw.com) designs, delivers and maintains strategic and complex assets for its customers across the global energy and related sectors.

Employing around 36,000 people in more than 55 countries and with 2015 revenues of £5.5 billion, the company operates across the oil and gas industry - from production through to refining, processing and distribution of derivative products - and in the mining, clean energy, power generation, pharma, environment and infrastructure markets.

Amec Foster Wheeler offers full life-cycle services to offshore and onshore oil and gas projects (conventional and unconventional, upstream, midstream and downstream) for greenfield, brownfield and asset support projects, plus leading refining technology.

Amec Foster Wheeler shares are publicly traded on the London Stock Exchange and its American Depositary Shares are traded on the New York Stock Exchange. Both trade under the ticker AMFW.

Forward-Looking Statements
This announcement contains statements which constitute "forward-looking statements". Forward-looking statements include any statements related to the timing, results and success of contracts, and are generally identified by words such as "believe," "expect," "anticipate," "intend," "estimate," "will," "may," "continue," "should" and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Amec Foster Wheeler, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements. Amec Foster Wheeler does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 13 September 2016
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary